SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Gentiva Health Services, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

37247A102
(CUSIP Number)

Robert S. Hicks

Capstar Partners, LLC

1703 West Fifth Street, Suite 800

Austin, TX 78703

(512) 340-7808
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2013
(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 37247A102	13D
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1	names of reporting persons
R. Steven Hicks
2	check the appropriate box if a member of a group
(A) ☐
(B) ☐
3	sec use only

4	source of funds
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

6	citizenship or place of organization
United States of America

number of shares beneficially owned by each reporting person with	7	sole voting power 3,206,375
	8	shared voting power 10,000
	9	sole dispositive power 2,311,040
	10	shared dispositive power 10,000

11	aggregate amount beneficially owned by each reporting person
3,216,375
12	check box if the aggregate amount in row (11) excludes certain shares	☐

13	percent of class represented by amount in row (11)
8.9%
14	type of reporting person
IN

CUSIP: 37247A102	13D
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1	names of reporting persons
The Kristen Hicks Hanson 2006 Trust
2	check the appropriate box if a member of a group
(A) ☐
(B) ☐
3	sec use only

4	source of funds
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

6	citizenship or place of organization
Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 81,044
	8	shared voting power 0
	9	sole dispositive power 81,044
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person
81,044
12	check box if the aggregate amount in row (11) excludes certain shares	☐

13	percent of class represented by amount in row (11)
0.2%
14	type of reporting person
OO

CUSIP: 37247A102	13D
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1	names of reporting persons
The Robert Steven Hicks 2006 Trust
2	check the appropriate box if a member of a group
(A) ☐
(B) ☐
3	sec use only

4	source of funds
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

6	citizenship or place of organization
Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 81,044
	8	shared voting power 0
	9	sole dispositive power 81,044
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person
81,044
12	check box if the aggregate amount in row (11) excludes certain shares	☐

13	percent of class represented by amount in row (11)
0.2%
14	type of reporting person
OO

CUSIP: 37247A102	13D
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1	names of reporting persons
The Brandon Hicks 2006 Trust
2	check the appropriate box if a member of a group
(A) ☐
(B) ☐
3	sec use only

4	source of funds
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

6	citizenship or place of organization
Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 81,044
	8	shared voting power 0
	9	sole dispositive power 81,044
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person
81,044
12	check box if the aggregate amount in row (11) excludes certain shares	☐

13	percent of class represented by amount in row (11)
0.2%
14	type of reporting person
OO

CUSIP: 37247A102	13D
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1	names of reporting persons
The Shelly Mabry Ellard 2006 Trust
2	check the appropriate box if a member of a group
(A) ☐
(B) ☐
3	sec use only

4	source of funds
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

6	citizenship or place of organization
Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 81,044
	8	shared voting power 0
	9	sole dispositive power 81,044
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person
81,044
12	check box if the aggregate amount in row (11) excludes certain shares	☐

13	percent of class represented by amount in row (11)
0.2%
14	type of reporting person
OO

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1	names of reporting persons
The Jason Mabry 2006 Trust
2	check the appropriate box if a member of a group
(A) ☐
(B) ☐
3	sec use only

4	source of funds
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

6	citizenship or place of organization
Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 81,044
	8	shared voting power 0
	9	sole dispositive power 81,044
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person
81,044
12	check box if the aggregate amount in row (11) excludes certain shares	☐

13	percent of class represented by amount in row (11)
0.2%
14	type of reporting person
OO

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ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to common stock, $0.10 per share (“Common Stock”), of Gentiva Health Services, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 3350 Riverwood Parkway, Suite 1400, Atlanta, GA 30339.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement are R. Steven Hicks, an individual, the Kristen Hicks Hanson 2006 Trust, a trust established under the laws of the State of Texas (the “KHH Trust”), the Robert Steven Hicks 2006 Trust, a trust established under the laws of the State of Texas (the “RSH Trust”), the Brandon Hicks 2006 Trust, a trust established under the laws of the State of Texas (the “BH Trust”), the Shelly Mabry Ellard 2006 Trust, a trust established under the laws of Texas (the “SME Trust”) and the Jason Mabry 2006 Trust, a trust established under the laws of the State of Texas (the “JM Trust,” and collectively with the KHH Trust, the RSH Trust, the BH Trust and the SME Trust, the “Trusts”). Mr. Hicks is the trustee of each of the Trusts (which collectively with Mr. Hicks are referred to herein as the “Reporting Persons”).

The business address for each of the Reporting Persons is 1703 West Fifth Street, Suite 800, Austin, TX 78703. The principal occupation of Mr. Hicks is to own and serve as Executive Chairman of Capstar Partners, LLC, a private investment firm whose principal business address is the same as Mr. Hicks’s business address listed in the preceding sentence; Mr. Hicks is also currently serving as Vice Chairman of the Board of Directors of the Issuer, the principal business address of which is listed in the last sentence of Item 1 and the principal business of which is to provide home health and hospice services. The principal business of each of the Trusts is investment.

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Hicks is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 18, 2013 (the “Closing Date”), the Issuer completed its acquisition of Harden Healthcare Holdings, Inc. (“Harden Holdings”), pursuant to that certain Agreement and Plan of Merger, dated as of September 18, 2013 (the “Merger Agreement”), by and among Gentiva, Harden Holdings, Javelin Merger Sub, Inc. (“Merger Sub”), Javelin Healthcare Holdings, LLC (“LLC Sub”), Mr. Hicks (in his capacity as representative of the Harden Holdings stockholders), the Harden Holdings stockholders party thereto (the “Sellers”) and CTLTC Real Estate, LLC. Pursuant to the Merger Agreement, on the Closing Date, Merger Sub merged with and into Harden Holdings, with Harden Holdings surviving the merger as a wholly owned subsidiary of Gentiva, immediately following which Harden Holdings merged with and into LLC Sub, with LLC Sub surviving the merger (together, the “Mergers”).

Pursuant to the Merger Agreement, Gentiva paid an aggregate purchase price equal to approximately $408.8 million, comprising approximately $355.0 million in cash and $53.8 million in shares of Gentiva’s Common Stock (the “Consideration Shares”). As described more fully in the Form S-3 filed by the Issuer on November 15, 2013, a portion of the Consideration Shares were distributed to: (i) Mr. Hicks, in his individual capacity; (ii) Hicks Healthcare, LP (“Hicks Healthcare”); (iii) Harden Healthcare Texas, LLC (“Harden Texas”); (iv) each of the Trusts; and (v) other selling stockholders of Harden Holdings. The balance of the Consideration Shares (the “Escrowed Shares”) were deposited with The Bank of New York Mellon (the “Escrow Agent”) pursuant to the Merger Agreement and that certain Escrow Agreement, dated as of the Closing Date (the “Escrow Agreement”), by and among the Escrow Agent, the Issuer and Mr. Hicks (in his capacity as representative of the Harden Holdings stockholders), as security for the indemnification obligations of the Harden Holdings stockholders under the Merger Agreement. The Escrow Agreement provides that the Escrow Agent shall (A) accept timely instructions from Mr. Hicks with respect to the Escrow Agent exercising voting rights of the Escrowed Shares and (B) vote the Escrowed Shares in accordance with such instructions, in each case, prior to any such Escrowed Shares being disbursed.

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As a condition to the closing of the Mergers, the Issuer entered into a Stockholders’ Agreement, dated as of the Closing Date (the “Stockholders’ Agreement”), with the Sellers and Mr. Hicks (in his capacity as representative of the Harden Holdings stockholders), pursuant to which the Board of Directors of the Issuer (the “Board”) appointed Mr. Hicks to serve on the Board as Vice Chairman thereof until the Issuer’s next annual meeting of stockholders and until his successor shall have been duly elected and qualified, or until his earlier death, resignation or removal. The Stockholders’ Agreement further provides that, in connection with the Issuer’s annual meeting of stockholders to be held during the calendar year ending December 31, 2014, the Board and the Issuer’s Corporate Governance and Nominating Committee shall nominate Mr. Hicks for election as a Director at such annual meeting of stockholders and shall recommend that the stockholders of the Issuer vote for the election of the Designee as a director at such annual meeting; provided, however, that the Board and such committee shall not be required to so nominate him if, after the date of the Stockholders’ Agreement, he has been arrested and charged with fraud or a crime or moral turpitude.

On December 11, 2013, Hicks Healthcare made liquidating distributions of 100% of the Consideration Shares received by it under the Merger Agreement to its partners (the “Hicks Healthcare Liquidation”), which included Mr. Hicks in his individual capacity.

On December 11, 2013, Harden Texas made liquidating distributions of 100% of the Consideration Shares received by it under the Merger Agreement to its members (the “Harden Texas Liquidation”), which included Mr. Hicks in his individual capacity.

As of the date hereof, Donna Stockton-Hicks, spouse of Mr. Hicks, is the record owner of 10,000 shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

As described more fully in Item 3 and Item 5, the Reporting Persons acquired beneficial ownership of the securities described herein as consideration for the acquisition of Harden Holdings by the Issuer. Other than as described herein, none of the Reporting Persons has present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer[1];

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

1 Mr. Hicks currently holds 3,736 Common Stock “units” of the Issuer that are convertible to an equal number of Common Stock shares of the Issuer upon the termination of his service as a director of the Issuer. Mr. Hicks currently has no plans to terminate such service.

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(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons may determine to acquire additional Common Stock through open market purchases or otherwise, sell Common Stock through the open market or otherwise, or otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the Reporting Persons will take any such actions. Each of the Reporting Persons reserves the right to change its intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which such Reporting Person believes could enhance shareholder value.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          As of the Closing Date and as of the date hereof, the KHH Trust was and is the record owner of 81,044 shares of Common Stock, representing approximately 0.2% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013).

As of the Closing Date and as of the date hereof, the RSH Trust was and is the record owner of 81,044 shares of Common Stock, representing approximately 0.2% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013).

As of the Closing Date and as of the date hereof, the BH Trust was and is the record owner of 81,044 shares of Common Stock, representing approximately 0.2% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013).

As of the Closing Date and as of the date hereof, the SME Trust was and is the record owner of 81,044 shares of Common Stock, representing approximately 0.2% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013).

As of the Closing Date and as of the date hereof, the JM Trust was and is the record owner of 81,044 shares of Common Stock, representing approximately 0.2% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013).

Each Trust expressly disclaims beneficial ownership of any shares of Common Stock other than those shares of which such Trust is the record owner.

As of the Closing Date, Hicks Healthcare was the record owner of 1,906,150 shares of Common Stock (the “Hicks Healthcare Shares”), representing approximately 5.3% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013). As the managing partner of the general partner of Hicks Healthcare, Mr. Hicks held sole voting power and sole dispositive power over all of the Hicks Healthcare Shares during the time that Hicks Healthcare was the record owner thereof. Mr. Hicks became the record owner of 1,463,566 of the Hicks Healthcare Shares as a result of the Hicks Healthcare Liquidation on December 11, 2013, and as of such date, Mr. Hicks disclaims beneficial ownership of the remainder of the Hicks Healthcare Shares.

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As of the Closing Date, Harden Texas was the record owner of 49,755 shares of Common Stock (the “Harden Texas Shares”), representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013). As the managing member of Harden Texas, Mr. Hicks held sole voting power and sole dispositive power over all of the Harden Texas Shares during the time that Harden Texas was the record owner thereof. Mr. Hicks became the record owner of 39,899 of the Harden Texas Shares as a result of the Harden Texas Liquidation on December 11, 2013, and as of such date, Mr. Hicks disclaims beneficial ownership of the remainder of the Harden Texas Shares.

As of the Closing Date and as of the date hereof, 895,335 shares of Common Stock were and are deposited with the Escrow Agent, representing approximately 2.5% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013). On the certain future dates set forth in the Escrow Agreement, the Escrowed Shares that have not been disbursed to the Issuer to satisfy indemnification claims under the Merger Agreement will be distributed pro rata to: (i) Mr. Hicks, in his individual capacity; (ii) each of the Trusts; and (iii) other selling stockholders of Harden Holdings. In the interim, as described in Item 3, Mr. Hicks is entitled to direct the vote of the Escrowed Shares.

As of the date hereof, Donna Stockton-Hicks, spouse of Mr. Hicks, is the record owner of 10,000 shares of Common Stock.

As of the date hereof, Mr. Hicks may be deemed to be the beneficial owner of 3,216,375 shares of Common Stock, including (i) 1,905,820 shares held by Mr. Hicks individually, (ii) 405,220 shares collectively held by the Trusts, (iii) 895,335 shares held by the Escrow Agent, and (iv) 10,000 shares held by Mrs. Stockton-Hicks, representing in the aggregate approximately 8.9% of the Issuer’s outstanding shares of Common Stock (based on 36,265,655 shares of common stock of the Issuer that were outstanding as of November 6, 2013, as set forth in the Form S-3 filed by the Issuer on November 15, 2013).

(b)	As of the date hereof, Mr. Hicks has:

•	sole power to vote or to direct the vote of 3,206,375 shares of Common Stock, including (1) 1,905,820 shares in his individual capacity, (2) 405,220 shares in his capacity as trustee of each of the Trusts, and (3) 895,335 shares in his capacity as representative of the Harden Holdings stockholders;

•	shared power to vote or to direct the vote of the 10,000 shares of Common Stock held in the name of his spouse;

•	sole power to dispose or to direct the disposition of 2,311,040 shares of Common Stock, including (1) 1,905,820 shares in his individual capacity, and (2) 405,220 shares in his capacity as trustee of each of the Trusts;

•	shared power to dispose or to direct the disposition of the 10,000 shares of Common Stock held in the name of his spouse.

As of the date hereof, each of the Trusts has:

•	sole power to vote or to direct the vote of 81,044 shares of Common Stock;

•	shared power to vote or to direct the vote of zero shares of Common Stock;

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•	sole power to dispose or to direct the disposition of 81,044 shares of Common Stock;

•	shared power to dispose or to direct the disposition of zero shares of Common Stock.

(c)          Except as set forth or incorporated herein, no Reporting Person has effected any transaction in Common Stock during the past 60 days.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Agreement regarding joint filing of Schedule 13D

2	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K previously filed with the Commission on September 20, 2013)

3	Stockholders’ Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K previously filed with the Commission on October 22, 2013)

4	Escrow Agreement

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2013

R. STEVEN HICKS

/s/ R. Steven Hicks

THE KRISTEN HICKS HANSON 2006 TRUST

By:	/s/ R. Steven Hicks
R. Steven Hicks, Trustee

THE ROBERT STEVEN HICKS 2006 TRUST

By:	/s/ R. Steven Hicks
R. Steven Hicks, Trustee

THE BRANDON HICKS 2006 TRUST

By:	/s/ R. Steven Hicks
R. Steven Hicks, Trustee

THE SHELLY MABRY ELLARD 2006 TRUST

By:	/s/ R. Steven Hicks
R. Steven Hicks, Trustee

THE JASON MABRY 2006 TRUST

By:	/s/ R. Steven Hicks
R. Steven Hicks, Trustee